June 28, 2010
Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	ECA Marcellus Trust I Energy Corporation of America Registration Statement on Form S-1 Registration No. 333-165833
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise that as of the date hereof, 5,227 copies of the Preliminary Prospectus dated June 23, 2010 have been distributed to prospective underwriters, institutional investors, retail investors and others.
The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 5:00 p.m., Eastern time, on June 30, 2010 or as soon thereafter as practicable.
Very truly yours,
Raymond James & Associates, Inc.
Citigroup Global Markets Inc.
As Representatives of the Several Underwriters
Raymond James & Associates, Inc.

By:	/s/ Kenneth M. Nelson
	Name:	Kenneth M. Nelson
	Title:	Managing Director

RAYMOND JAMES
& ASSOCIATES, INC.
Member New York Stock Exchange/SIPC
The Raymond James Financial Center 880 Carillon Parkway P.O. Box 12749
St. Petersburg, FL 33733-2749 (727) 573-3800 www.raymondjames.com